Exhibit 99.1

Autohome Inc. Announces Unaudited 2023 Second Quarter and Interim Financial Results

BEIJING, July 27, 2023 – Autohome Inc. (NYSE: ATHM; HKEX: 2518) (“Autohome” or the “Company”), the leading online destination for automobile consumers in China, today announced its unaudited financial results for the three months and six months ended June 30, 2023.

Second Quarter 2023 Highlights1

•	Net Revenues in the second quarter of 2023 were RMB1,833.0 million (US$252.8 million), compared to RMB1,733.0 million in the corresponding period of 2022.

•

Net Income attributable to Autohome in the second quarter of 2023 was RMB504.7 million (US$69.6 million), compared to RMB435.0 million in the corresponding period of 2022, and net income attributable to ordinary shareholders in the second quarter of 2023 was RMB491.2 million (US$67.7 million), compared to RMB423.4 million in the corresponding period of 2022.

•	Adjusted Net Income attributable to Autohome (Non-GAAP)[2] in the second quarter of 2023 was RMB569.5 million (US$78.5 million), compared to RMB472.2 million in the corresponding period of 2022.

•	Share Repurchase: As of July 21, 2023, the Company had repurchased 4,697,330 American depositary shares (“ADSs”) for a total cost of approximately US$141.0 million.

Mr. Quan Long, Chairman of the Board of Directors and Chief Executive Officer of Autohome, stated, “During the second quarter of 2023, we actively advanced our C-end strategy, making steady progress across content optimization and business diversification while expanding our traffic through multiple channels. In mid-June, we debuted China’s first mobile exhibition truck featuring a large-scale holographic display, providing consumers in lower- tier cities with more comprehensive information on new energy vehicles (“NEVs”) and enabling NEV brands to expand their reach into these markets, in line with the government’s policy to support NEV consumption in rural areas. We also unveiled our first Autohome Energy Space franchise store in Haikou, Hainan Province, marking the beginning of this new retail franchise model’s expansion nationwide. Moreover, we accelerated the application of AI technology in all business scenarios, enabling our partners to reduce costs and increase efficiency. We developed two decision-making assistant products based on a GPT model, providing both users and customers with more efficient services. Looking ahead, we are confident that with long-term accumulation of cutting-edge technology and growing brand advantages as well as our comprehensive innovation incubation system, Autohome is well positioned to seize the opportunities across the industry and achieve diversified business growth.”

[1]

The reporting currency of the Company is Renminbi (“RMB”). For the convenience of readers, certain amounts throughout the release are presented in US dollars (“US$”). Unless otherwise noted, all conversions from RMB to US$ are translated at the noon buying rate of US$1.00 to RMB7.2513 on June 30, 2023 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

[2]

For more information on this and other non-GAAP financial measures, please see the section captioned “Use of Non-GAAP Financial Measures” and the tables captioned “Unaudited Reconciliations of Non-GAAP and GAAP Results” set forth at the end of this release.

Mr. Craig Yan Zeng, Chief Financial Officer of Autohome, added, “Our financial and operational performance continued to recover steadily with a 6% year-over-year increase in total revenues in the second quarter of 2023, led by strong growth in our online marketplace and others business. Notably, revenues from both TTP Car, Inc. and data products delivered double-digit growth year-over-year, and revenue from NEV brands maintained its robust growth momentum. Meanwhile, in June 2023, our mobile DAUs grew by 31.7% year-over-year to reach 62.71 million, according to QuestMobile, demonstrating our sustained leadership in the automotive media vertical. We have also made significant progress in the development of new models and products, further reinforcing our market leadership in key areas. As we move forward, we will remain committed to the two major industry trends of NEVs and artificial intelligence, constantly innovating to bring superior products and services to users and customers, and ultimately delivering long-term value to all shareholders.”

Unaudited Second Quarter 2023 Financial Results

Net Revenues

Net revenues in the second quarter of 2023 were RMB1,833.0 million (US$252.8 million), compared to RMB1,733.0 million in the corresponding period of 2022.

•	Media services revenues were RMB532.0 million (US$73.4 million) in the second quarter of 2023, compared to RMB530.6 million in the corresponding period of 2022.

•	Leads generation services revenues were RMB759.6 million (US$104.8 million) in the second quarter of 2023, compared to RMB752.8 million in the corresponding period of 2022.

•

Online marketplace and others revenues were RMB541.4 million (US$74.7 million) in the second quarter of 2023, compared to RMB449.6 million in the corresponding period of 2022. The increase was primarily attributable to greater contributions from TTP Car, Inc. and data products.

Cost of Revenues

Cost of revenues was RMB330.2 million (US$45.5 million) in the second quarter of 2023, compared to RMB278.9 million in the corresponding period of 2022. The increase was primarily attributable to a rise in operational costs. Share-based compensation expense included in cost of revenues in the second quarter of 2023 was RMB1.8 million (US$0.2 million), compared to RMB1.3 million in the corresponding period of 2022.

Operating Expenses

Operating expenses were RMB1,228.1 million (US$169.4 million) in the second quarter of 2023, compared to RMB1,227.5 million in the corresponding period of 2022.

•

Sales and marketing expenses were RMB824.1 million (US$113.6 million) in the second quarter of 2023, compared to RMB738.7 million in the corresponding period of 2022. The increase was primarily attributable to the escalation in marketing and promotional spending. Share-based compensation expense included in sales and marketing expenses in the second quarter of 2023 was RMB12.3 million (US$1.7 million), compared to RMB5.4 million in the corresponding period of 2022.

•

General and administrative expenses were RMB91.0 million (US$12.5 million) in the second quarter of 2023, compared to RMB126.6 million in the corresponding period of 2022. The decrease was primarily attributable to the reduction of expected credit losses. Share-based compensation expense included in general and administrative expenses in the second quarter of 2023 was RMB8.9 million (US$1.2 million), compared to RMB10.1 million in the corresponding period of 2022.

•

Product development expenses were RMB313.0 million (US$43.2 million) in the second quarter of 2023, compared to RMB362.2 million in the corresponding period of 2022. The decrease was primarily attributable to a decline in personnel-related expenses. Share-based compensation expense included in product development expenses in the second quarter of 2023 was RMB18.7 million (US$2.6 million), compared to RMB11.6 million in the corresponding period of 2022.

Operating Profit

Operating profit was RMB341.5 million (US$47.1 million) in the second quarter of 2023, compared to RMB301.3 million in the corresponding period of 2022.

Income Tax Expense

There was an income tax expense of RMB35.8 million (US$4.9 million) in the second quarter of 2023, compared to RMB34.1 million in the corresponding period of 2022.

Net Income Attributable to Autohome

Net income attributable to Autohome was RMB504.7 million (US$69.6 million) in the second quarter of 2023, compared to RMB435.0 million in the corresponding period of 2022.

Net Income Attributable to Ordinary Shareholders and Earnings per Share/ADS

Net income attributable to ordinary shareholders was RMB491.2 million (US$67.7 million) in the second quarter of 2023, compared to RMB423.4 million in the corresponding period of 2022. Basic and diluted earnings per share (“EPS”) were RMB1.00 (US$0.14) and RMB1.00 (US$0.14), respectively, in the second quarter of 2023, compared to basic and diluted EPS of RMB0.85 and RMB0.84, respectively, in the corresponding period of 2022. Basic and diluted earnings per ADS were RMB3.99 (US$0.55) and RMB3.98 (US$0.55), respectively, in the second quarter of 2023, compared to basic and diluted earnings per ADS of RMB3.38 and RMB3.38, respectively, in the corresponding period of 2022.

Adjusted Net Income Attributable to Autohome (Non-GAAP) and Non-GAAP EPS/ADS

Adjusted net income attributable to Autohome (Non-GAAP) was RMB569.5 million (US$78.5 million) in the second quarter of 2023, compared to RMB472.2 million in the corresponding period of 2022. Non-GAAP basic and diluted EPS were RMB1.16 (US$0.16) and RMB1.15 (US$0.16), respectively, in the second quarter of 2023, compared to non-GAAP basic and diluted EPS of RMB0.94 and RMB0.94, respectively, in the corresponding period of 2022. Non-GAAP basic and diluted earnings per ADS were RMB4.62 (US$0.64) and RMB4.61 (US$0.64), respectively, in the second quarter of 2023, compared to non-GAAP basic and diluted earnings per ADS of RMB3.77 and RMB3.77, respectively, in the corresponding period of 2022.

Balance Sheet and Cash Flow

As of June 30, 2023, the Company had cash and cash equivalents and short-term investments of RMB23.34 billion (US$3.22 billion). Net cash provided by operating activities in the second quarter of 2023 was RMB522.0 million (US$72.0 million).

Employees

The Company had 5,500 employees as of June 30, 2023, including 2,177 employees from TTP Car, Inc.

Conference Call Information

The Company will host an earnings conference call at 8:00 AM U.S. Eastern Time on Thursday, July 27, 2023 (8:00 PM Beijing Time on the same day).

Please register in advance of the conference call using the registration link provided below. Upon registering, each participant will receive a set of participant dial-in numbers and a personal PIN, which will be used to join the conference call.

Registration Link: https://register.vevent.com/register/BI7e7200be351a4ab986e67e0b2faeb302

Please use the conference access information to join the call ten minutes before the call is scheduled to begin.

Additionally, a live and archived webcast of the conference call will be available at https://ir.autohome.com.cn and a replay of the webcast will be available following the session.

About Autohome

Autohome Inc. (NYSE: ATHM; HKEX: 2518) is the leading online destination for automobile consumers in China. Its mission is to relentlessly reduce auto industry decision-making and transaction costs driven by advanced technology. Autohome provides occupationally generated content, professionally generated content, user-generated content, and AI-generated content, a comprehensive automobile library, and extensive automobile listing information to automobile consumers, covering the entire car purchase and ownership cycle. The ability to reach a large and engaged user base of automobile consumers has made Autohome a preferred platform for automakers and dealers to conduct their advertising campaigns. Further, the Company’s dealer subscription and advertising services allow dealers to market their inventory and services through Autohome’s platform, extending the reach of their physical showrooms to potentially millions of internet users in China and generating sales leads for them. The Company offers sales leads, data analysis, and marketing services to assist automakers and dealers with improving their efficiency and facilitating transactions. Autohome operates its “Autohome Mall,” a full-service online transaction platform, to facilitate transactions for automakers and dealers. Further, through its websites and mobile applications, it also provides other value-added services, including auto financing, auto insurance, used car transactions, and aftermarket services. For further information, please visit https://www.autohome.com.cn/.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar statements. Among other things, Autohome’s business outlook, Autohome’s strategic and operational plans and quotations from management in this announcement contain forward-looking statements. Autohome may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission (“SEC”), in announcements made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Autohome’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Autohome’s goals and strategies; Autohome’s future business development, results of operations and financial condition; the expected growth of the online automobile advertising market in China; Autohome’s ability to attract and retain users and advertisers and further enhance its brand recognition; Autohome’s expectations regarding demand for and market acceptance of its products and services; competition in the online automobile advertising industry; relevant government policies and regulatory environment of China; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Autohome’s filings with the SEC and announcements on the website of the Hong Kong Stock Exchange. All information provided in this press release is as of the date of this press release, and Autohome does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

To supplement net income presented in accordance with U.S. GAAP, we use Adjusted Net Income attributable to Autohome, Non-GAAP basic and diluted EPS and earnings per ADS, Adjusted net margin and Adjusted EBITDA as non-GAAP financial measures. We define Adjusted Net Income attributable to Autohome as net income attributable to Autohome excluding share-based compensation expenses, amortization of intangible assets resulting from business acquisition, investment loss/(gain) relating to non-operating impact of a write-down of the initial investment in a financial product, and loss/(gain) pickup of equity method investments, and impairment of long-term investments, with all the reconciliation items adjusted for related income tax effects. We define non-GAAP basic and diluted EPS as Adjusted Net Income attributable to Autohome divided by the basic and diluted weighted average number of ordinary shares. We define non-GAAP basic and diluted earnings per ADS as Adjusted Net Income attributable to Autohome divided by the basic and diluted weighted average number of ADSs. We define Adjusted net margin as Adjusted Net Income attributable to Autohome divided by total net revenues. We define Adjusted EBITDA as net income attributable to Autohome before income tax expense, depreciation expenses of property and equipment, amortization expenses of intangible assets and share-based compensation expenses. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance, in addition to net income prepared in accordance with U.S. GAAP. We believe these non-GAAP financial measures are important to help investors understand our operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess our core operating results, as they exclude certain non-cash charges or items that are non-operating in nature. The use of the above non-GAAP financial measures has certain limitations as they excluded certain items that have been and will continue to be incurred in the future, but such items should be considered in the overall evaluation of our results. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of non-GAAP and GAAP Results” set forth at the end of this press release.

For investor and media inquiries, please contact:

In China:

Autohome Inc.

Investor Relations

Sterling Song

Investor Relations Director

Tel: +86-10-5985-7483

E-mail: ir@autohome.com.cn

The Piacente Group, Inc.

Jenny Cai

Tel: +86-10-6508-0677

E-mail: autohome@tpg-ir.com

AUTOHOME INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS DATA

(Amount in thousands, except per share / per ADS data)

	For three months ended June 30,			For six months ended June 30,
	2022	2023		2022	2023
	RMB	RMB	US$	RMB	RMB	US$
Net revenues:
Media services	530,561	532,005	73,367	797,363	893,473	123,216
Leads generation services	752,813	759,635	104,758	1,461,017	1,440,269	198,622
Online marketplace and others	449,619	541,394	74,662	945,905	1,032,921	142,446

Total net revenues	1,732,993	1,833,034	252,787	3,204,285	3,366,663	464,284

Cost of revenues	(278,864)	(330,227)	(45,540)	(533,881)	(670,441)	(92,458)

Gross profit	1,454,129	1,502,807	207,247	2,670,404	2,696,222	371,826

Operating expenses:
Sales and marketing expenses	(738,729)	(824,081)	(113,646)	(1,330,983)	(1,347,197)	(185,787)
General and administrative expenses	(126,616)	(90,979)	(12,547)	(263,178)	(240,135)	(33,116)
Product development expenses	(362,194)	(313,010)	(43,166)	(717,441)	(637,376)	(87,898)

Total operating expenses	(1,227,539)	(1,228,070)	(169,359)	(2,311,602)	(2,224,708)	(306,801)

Other operating income, net	74,661	66,772	9,208	183,685	133,160	18,364

Operating profit	301,251	341,509	47,096	542,487	604,674	83,389

Interest and investment income, net	149,398	202,813	27,969	240,166	427,828	59,000
Gain/(loss) from equity method investments	5,882	(1,690)	(233)	(20,347)	(33,125)	(4,568)

Income before income taxes	456,531	542,632	74,832	762,306	999,377	137,821

Income tax expense	(34,108)	(35,796)	(4,936)	(42,148)	(90,477)	(12,477)

Net income	422,423	506,836	69,896	720,158	908,900	125,344

Net (income)/loss attributable to noncontrolling interests	12,593	(2,102)	(290)	33,106	1,336	184
Net income attributable to Autohome	435,016	504,734	69,606	753,264	910,236	125,528

Accretion of mezzanine equity	(33,383)	(38,686)	(5,335)	(64,259)	(75,185)	(10,368)
Accretion attributable to noncontrolling interests	21,743	25,164	3,470	41,861	48,913	6,745

Net income attributable to ordinary shareholders	423,376	491,212	67,741	730,866	883,964	121,905

Earnings per share for ordinary shares
Basic	0.85	1.00	0.14	1.45	1.79	0.25
Diluted	0.84	1.00	0.14	1.45	1.79	0.25
Earnings per ADS attributable to ordinary shareholders (one ADS equals for four ordinary shares)
Basic	3.38	3.99	0.55	5.82	7.17	0.99
Diluted	3.38	3.98	0.55	5.81	7.15	0.99
Weighted average shares used to compute earnings per share attributable to ordinary shareholders:
Basic	500,676,420	492,534,428	492,534,428	502,552,188	492,927,049	492,927,049
Diluted	501,112,704	493,624,704	493,624,704	502,882,428	494,261,429	494,261,429

AUTOHOME INC.

UNAUDITED RECONCILIATIONS OF NON-GAAP AND GAAP RESULTS

(Amount in thousands, except per share / per ADS data)

	For three months ended June 30,			For six months ended June 30,
	2022	2023		2022	2023
	RMB	RMB	US$	RMB	RMB	US$
Net income attributable to Autohome	435,016	504,734	69,606	753,264	910,236	125,528
Plus: income tax expense	35,448	37,136	5,121	44,829	93,157	12,847
Plus: depreciation of property and equipment	57,596	42,259	5,828	114,824	90,197	12,439
Plus: amortization of intangible assets	10,837	10,798	1,489	21,674	21,638	2,984

EBITDA	538,897	594,927	82,044	934,591	1,115,228	153,798

Plus: share-based compensation expenses	28,396	41,628	5,741	69,257	87,813	12,110

Adjusted EBITDA	567,293	636,555	87,785	1,003,848	1,203,041	165,908

Net income attributable to Autohome	435,016	504,734	69,606	753,264	910,236	125,528
Plus: amortization of intangible assets resulting from business acquisition	10,722	10,722	1,479	21,444	21,444	2,957
Plus: share-based compensation expenses	28,396	41,628	5,741	69,257	87,813	12,110
Plus: investment loss arising from one of financial products [3]	4,021	14,532	2,004	58,441	8,719	1,202
Plus: loss/(gain) on equity method investments, net	(5,882)	1,690	233	20,347	33,125	4,568
Plus: impairment of long—term investments	1,696	—	—	1,696	—	—
Plus: tax effects of the adjustments	(1,746)	(3,840)	(530)	(14,693)	(8,360)	(1,153)

Adjusted net income attributable to Autohome	472,223	569,466	78,533	909,756	1,052,977	145,212

Net income attributable to Autohome	435,016	504,734	69,606	753,264	910,236	125,528
Net margin	25.1%	27.5%	27.5%	23.5%	27.0%	27.0%
Adjusted net income attributable to Autohome	472,223	569,466	78,533	909,756	1,052,977	145,212
Adjusted net margin	27.2%	31.1%	31.1%	28.4%	31.3%	31.3%
Non-GAAP earnings per share
Basic	0.94	1.16	0.16	1.81	2.14	0.30
Diluted	0.94	1.15	0.16	1.81	2.13	0.29
Non-GAAP earnings per ADS (one ADS equals for four ordinary shares)
Basic	3.77	4.62	0.64	7.24	8.54	1.18
Diluted	3.77	4.61	0.64	7.24	8.52	1.18
Weighted average shares used to compute non-GAAP earnings per share:
Basic	500,676,420	492,534,428	492,534,428	502,552,188	492,927,049	492,927,049
Diluted	501,112,704	493,624,704	493,624,704	502,882,428	494,261,429	494,261,429

[3]

It represented the loss of an investment with fair value below its initial investment, which was recognized at “interest and investment income, net”. The impact was considered to be not directly related to the Company’s operating activities.

AUTOHOME INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

(Amount in thousands, except as noted)

	As of December 31,	As of June 30,
	2022	2023
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	2,801,299	2,939,867	405,426
Restricted cash	9,175	787	109
Short-term investments	19,279,592	20,395,204	2,812,627
Accounts receivable, net	1,927,699	1,499,340	206,768
Amounts due from related parties, current	49,644	26,305	3,628
Prepaid expenses and other current assets	357,522	517,270	71,335

Total current assets	24,424,931	25,378,773	3,499,893

Non-current assets
Restricted cash, non-current	5,000	5,000	690
Property and equipment, net	255,298	195,193	26,918
Goodwill and intangible assets, net	4,220,305	4,181,109	576,601
Long-term investments	419,208	386,083	53,243
Deferred tax assets	265,606	265,070	36,555
Amounts due from related parties, non-current	9,419	17,797	2,454
Other non-current assets	116,052	198,241	27,339

Total non-current assets	5,290,888	5,248,493	723,800

Total assets	29,715,819	30,627,266	4,223,693

LIABILITIES AND EQUITY
Current liabilities
Accrued expenses and other payables	2,537,281	2,250,807	310,401
Advance from customers	96,047	108,454	14,956
Deferred revenue	1,147,131	1,788,235	246,609
Income tax payable	251,121	257,487	35,509
Amounts due to related parties	27,096	22,673	3,127

Total current liabilities	4,058,676	4,427,656	610,602

Non-current liabilities
Other liabilities	50,591	98,209	13,544
Deferred tax liabilities	517,926	502,941	69,359

Total non-current liabilities	568,517	601,150	82,903

Total liabilities	4,627,193	5,028,806	693,505

MEZZANINE EQUITY
Convertible redeemable noncontrolling interests	1,605,639	1,680,824	231,796

EQUITY
Total Autohome shareholders’ equity	23,888,842	24,373,717	3,361,288
Noncontrolling interests	(405,855)	(456,081)	(62,896)

Total equity	23,482,987	23,917,636	3,298,392

Total liabilities, mezzanine equity and equity	29,715,819	30,627,266	4,223,693